AMENDMENT NO. 3 TO

THE STANDARD TERMS AND CONDITIONS OF TRUST

This Amendment No. 3 to the Standard Terms and Conditions of Trust, dated as of August 2, 2017 (“Amendment No. 3”), by and between Invesco PowerShares Capital Management LLC, as sponsor (in such capacity, the “Sponsor”), and The Bank of New York Mellon, as trustee (in such capacity, the “Trustee”), amends the Standard Terms and Conditions of Trust of the BLDRS Index Funds Trust and Subsequent and Similar BLDRS Index Funds of the BLDRS Index Funds Trust dated and effective as of November 8, 2002, as amended on February 4, 2004 and November 26, 2012 (collectively, the “Standard Terms”) by and between the Sponsor, or its predecessor as sponsor, and the Trustee pursuant to which were created the BLDRS Asia 50 ADR Index Fund, BLDRS Developed Markets 100 ADR Index Fund, BLDRS Emerging Markets 50 ADR Index Fund and BLDRS Europe I 00 ADR Index Fund (each, a “Trust”). Defined terms used herein and not otherwise defined shall have the meaning assigned to such terms in the Standard Terms.

WITNESSETH THAT:

WHEREAS Section 10.01(a)(l) of the Standard Terms authorizes the Trust’s sponsor and trustee to amend the Standard Terms, without the consent of the Beneficial Owners, “to make such other provisions in regard to matters or questions arising thereunder as will not adversely affect the interests of Beneficial Owners”; and

WHEREAS the Trusts’ sponsor and trustee have entered into two prior amendments to the Standard Terms, dated as of February 4, 2004 and November 16, 2012; and

WHEREAS the Trustee has determined, and the Sponsor has agreed, that it is in the best interest of the Beneficial Owners that Dividend Equivalent Payments received by each Trust in Connection with Portfolio Deposits be invested rather than distributed; and

WHEREAS the Sponsor and the Trustee desire that the Sponsor have the authority to designate from time to time the independent registered public accounting firm which will audit the accounts of the Trust Fund; and

WHEREAS the Sponsor and the Trustee desire to revise the provisions relating to the time for settlement of creation and redemption transactions to comply with the requirements of a two business day settlement cycle (currently scheduled to occur on September 5, 2017); and

WHEREAS the Sponsor and the Trustee also desire to provide for the delivery of notices of amendments by inclusion in the Trust’s annual report; and

WHEREAS the Sponsor and the Trustee now desire to further amend the Standard Terms as provided herein.

NOW, THEREFORE, in consideration of the premises the Sponsor and the Trustee agree to amend the Standard Terms as follows:

1.	The second sentence of paragraph (b) of Section 2.03, “Creation and Issuance of Creation Units,” is amended to read in its entirety as follows:

The “Dividend Equivalent Payment” is an amount equal, on a per Creation Unit basis, to the dividends accrued on all the BLDRS Index Fund Securities for such Accumulation Period, net of expenses for such period (including, without limitation, (x) taxes or other governmental charges against the BLDRS Index Fund not previously deducted, if any and (y) accrued fees of the Trustee and other expenses of the BLDRS Index Fund (including legal and auditing expenses) and other expenses not previously deducted).

2.	Paragraph (d) of Section 2.04, “Portfolio and Portfolio Deposit Adjustments,” is amended to read in its entirety as follows:

(d) Pursuant to these guidelines the Trustee will calculate the required adjustments and will purchase and sell the appropriate securities. As a result of the purchase and sale of securities in accordance with these requirements, or the creation of Creation Units, the BLDRS Index Fund may hold some amount of residual cash (other than cash held temporarily due to timing differences between the sale and purchase of securities or cash delivered in lieu of Index Securities or undistributed income or undistributed capital gains), including Dividend Equivalent Payments received in connection with Portfolio Deposits, which residual cash amount shall not exceed for more than five (5) consecutive Business Days 5/10ths of 1 percent of the aggregate value of the BLDRS Index Fund Securities. In the event that the Trustee has made all required adjustments and is left with cash in excess of 5/10ths of 1 percent of the aggregate value of the BLDRS Index Fund Securities, the Trustee shall use such cash to purchase additional Index Securities applying such cash first to purchase Index Securities that are under-weighted in respect of the Portfolio as compared to their relative weightings in the relevant Benchmark Index, even though the Misweighting of such Index Securities may not be in excess of the applicable Misweighting Amount.

3.	Paragraph (a) of Section 3.01, “Collection of Income,” is amended to read in its entirety as follows:

(a) The Trustee shall collect, or claim on, any Income on the BLDRS Index Fund Securities as it becomes payable (including the Dividend Equivalent Payment and that part of the proceeds of the sale or liquidation of any of the BLDRS Index Fund Securities which represents accrued dividends or distributions and capital gains thereon). Income so collected, exclusive of the Dividend Equivalent Payment received in connection with Portfolio Deposits, shall be held uninvested until distributed pursuant to the provisions of this Agreement. The Trustee shall accrue all Income to the BLDRS Index Fund as of the date on which the BLDRS Index Fund is entitled to such Income as a holder of record of the BLDRS Index Fund Securities. Funds representing collection of Dividend Equivalent Payments in connection with Portfolio Deposits shall be held for investment pursuant to Section 2.04(d).

4.	Effective for the distribution to be made on the October 31, 2017 and subsequent Dividend Payment Dates, the first three sentences of paragraph (k) of Section 3.04, “Certain Deductions and Distributions,” are amended to read in their entirety as follows:

Distributions by each BLDRS Index Fund will be made quarterly in the event that dividends accumulated in respect of the BLDRS Index Fund Securities and other income, if any, received by the BLDRS Index Fund exceed BLDRS Index Fund fees and expenses accrued during the quarterly Accumulation Period. For the avoidance of doubt, amounts received in respect of Dividend Equivalent Payments in connection with Portfolio Deposits are excluded from the calculation of “dividends accumulated in respect of the BLDRS Index Fund Securities and other income,” as used in the preceding sentence and referenced hereafter in this paragraph. The regular quarterly ex-dividend date, if any, for BLDRS Index Fund Shares will be the first Business Day subsequent to the third Friday of each March, June, September and December (the “Ex-Dividend Date”). Beneficial Owners as reflected on the records of the Depository and the DTC Participants on the first (1st) Business Day following the Ex-Dividend Date (the “Record Date”) will be entitled to receive an amount, if any, representing dividends accumulated on the Securities through such Ex-Dividend Date, net of fees and expenses, accrued daily for such period.

5.	Paragraph (c) of Section 5.02, “Redemption of Creation Units,” is amended to add the following sentence as the fifth sentence of such paragraph:

For the avoidance of doubt, as used in the preceding sentences, “dividends on all BLDRS Index Fund Securities .. and “dividends on all Securities,” as used in the following sentence, refers to dividends accumulated and declared for the BLDRS Index Fund Securities held by the Trust and does not include Dividend Equivalent Payments to the Trust in connection with Portfolio Deposits.

6.	The third sentence of paragraph (f) of Section 8.01, “General Definition of Trustee’s Rights, Duties and Responsibilities,” is amended to read in its entirety as follows:

The accounts of the BLDRS Index Fund shall be audited, as required by law, by an independent registered public accounting firm designated from time to time by the Sponsor, and the report of such accountants shall be furnished by the Trustee to Beneficial Owners as described in Section 3.11 upon request.

7.	For all orders to redeem BLDRS Index Fund Shares which are placed and accepted on or after such day as the settlement cycle for most broker-dealer securities transactions is changed from a three business day settlement cycle to a two business day settlement cycle (such change is currently scheduled to occur on September 5, 2017), paragraph (c) of Section 5.02, “Redemption of Creation Units” is amended to substitute “second (2nd)” for “third (3rd)” in each place the latter appears.

8.	Paragraph (b) of Section 10.01, “Amendment and Waiver,” is amended to read in its entirety as follows:

(b) If directed by the Sponsor, the Trustee shall, promptly after the execution of any such amendment, receive from the Depository, pursuant to the terms of the Depository Agreement, a list of all DTC Participants holding BLDRS Index Fund Shares. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners for whom such DTC Participant holds BLDRS Index Fund Shares, and provide each such DTC Participant with sufficient copies of a written notice of the substance of such amendment for transmittal by each such DTC Participant to such Beneficial Owners. Notice of any amendment which the Sponsor does not direct to be delivered pursuant to the preceding sentence shall be published on the Sponsor’s website promptly following execution of the amendment and shall be included in the annual report provided to Beneficial Owners pursuant to Section 3.05 hereof.

9.	Pursuant to Section 10.01 of the Standard Terms, the parties hereby agree that this Amendment No. 3 is made in compliance with the provisions of Section 10.01(a) thereof and that the parties hereto have determined in good faith that the amendments contained in this Amendment No. 3 will not adversely affect the interests of the Beneficial Owners.

10.	Pursuant to Section 10.01 of the Standard Terms, the Trustee agrees that it shall promptly furnish each DTC Participant with sufficient copies of a written notice of the substance of the terms of this Amendment No. 3 for transmittal by each such DTC Participant to the Beneficial Owners of the Trust.

11.	Except as amended hereby, the Standard Terms as now in effect are in all respects ratified and confirmed hereby. This Amendment No. 3 and all of its provisions shall be deemed to be a part of the Standard Terms, and the Standard Terms, as amended hereby and previously amended, are incorporated in and amend the Trust Indenture and Agreement dated November 8, 2002.

12.	This Amendment No. 3 shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws thereof, and all laws or rules of construction of such State shall govern the rights of the parties thereto and the Beneficial Owners and the interpretation of the provisions hereof.

13.	This Amendment No. 3 may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same Amendment No. 3. Each of the parties hereto acknowledges having received an executed counterpart of this Amendment No. 3. Facsimile and PDF or other similar format signatures shall be acceptable and binding.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be duly executed as of the date hereof.

Invesco PowerShares Capital Management LLC as Sponsor

By:	/s/ Steven M. Hill
	Name:	Steven M. Hill
	Title:	Head of Global ETF Administration

Bank of New York Mellon, as Trustee

By:	/s/ Thomas Porrazo
	Name:	Thomas Porrazo
	Title:	Managing Director